Registration No. 333-85488

Filed Pursuant to Rule 424(b)(3)

John Hancock Life Insurance Company

SignatureNotessm

With Maturities of Twelve Months or More from Date of Issue

Pricing Supplement No. 155(a)	Trade Date: 11/1/2004
(To Prospectus dated July 22, 2002, and Prospectus Supplement dated	Issue Date: 11/4/2004
January 10, 2003 and Pricing Supplement No. 155 dated
November 1, 2004)

The date of this Pricing Supplement is November 9, 2004

INVESTING IN THESE FLOATING RATE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE “ADDITIONAL RISK FACTORS” SECTION OF THIS PRICING SUPPLEMENT AND IN THE “RISK FACTORS” SECTIONS BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PAGE 5 OF THE ACCOMPANYING PROSPECTUS.

CUSIP or Common Code	41013NFD5

Price to Public	100% of the principal amount

Principal Amount	$905,000.00

Proceeds to Issuer	$891,425.00

Discounts and Commissions	1.500%

Reallowance	0.200%

Dealer	98.800%

Maturity Date	11/15/2014

Stated Annual Interest Rate	N/A (Floating Rate Note)

Interest Rate
Determination Date	The 7th business day preceding an Interest Reset Date.

Interest Reset Period	Monthly. The first interest period will run from and including the Issue Date to but excluding December 15, 2004.

Interest Reset Dates	The 15th day of each month during the term of the notes, beginning December 15, 2004.

Day Count Convention	30/360; which, in the case of the initial interest period shall mean the number of days from and including the Issue Date to but excluding December 15, 2004, and for each Interest Reset Period shall mean the number of days in the applicable Interest Reset Period, in each case divided by 360; provided that for all interest-day-count purposes each calendar month shall be deemed to contain exactly 30 days.

Interest Rate Basis	Consumer Price Index Adjustment Rate (as defined below)

Index Maturity	N/A

Spread	+1.46%

Initial Interest Rate	4.00%

Maximum Interest Rate	N/A

Minimum Interest Rate	0.00% per annum with respect to each Interest Reset Period

Interest Payment Frequency and Dates	Monthly, from and including an Interest Reset Date to and excluding the next succeeding Interest Reset Date, except that the first period shall be the period from and including the Issue Date to but excluding December 15, 2004 (or, if such day is not a business day, the following business day).

Interest Payment Date	The 15th day of each month during the term of the notes, beginning December 15, 2004 (or, if such day is not a business day, the next following business day, in which case interest on that interest payment will not accrue for the period from the scheduled interest payment date to the next following business day on which the interest payment is made).

First Interest Payment Date	December 15, 2004 (or if such day is not a business day, the following business day, which in this case is December 15, 2004).

Survivor’s Option	Yes

Callable By Issuer	No

If Callable by Issuer, dates and terms of redemption (including redemption price)	N/A

Additional Amounts	N/A

Original Issue Discount	N/A

Other Material Terms (if any): Calculation Agent	JPMorgan Chase Bank

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent manifest error, will be conclusive for all purposes and binding on the Issuer and beneficial owners of the notes.

All percentages resulting from any calculation on the notes will be rounded to the nearest one hundredth of a percentage point, with five one-thousandths of a percentage point rounded upwards, e.g., 9.876% (or .09876) would be rounded to 9.88% (or .0988). All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

This Pricing Supplement supplements the Prospectus, dated July 22, 2002 (the “Prospectus”), and the accompanying Prospectus Supplement dated January 10, 2003 (“Prospectus Supplement”) relating to SignatureNotes issued by us, John Hancock Life Insurance Company. Capitalized terms which are not defined in this Pricing Supplement have the meanings given to them in the Prospectus or Prospectus Supplement.

The amount of interest payable on the notes issued pursuant to this Pricing Supplement will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and reported on Bloomberg CPURNSA or any successor service.

ADDITIONAL RISK FACTORS

Your investment in the notes will involve a number of risks. In particular, investment in notes indexed to the CPI entails significant risks that are not associated with similar investments in conventional floating rate or fixed rate debt securities. You should consider carefully the following risks, as well as the risks described in the accompanying Prospectus and Prospectus Supplement, before you decide that an investment in the notes is suitable for you. You should consult your own financial, tax and legal advisors regarding the risks and suitability of an investment in the notes in light of your particular circumstances.

Your Interest Rate is Based upon the CPI.

Your interest payments will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

The Interest Rate on the Notes may be less than the Spread and, in Some Cases, Could be Zero.

Interest payable on the notes is linked to changes in the level of the CPI during twelve-month measurement periods. If the CPI does not increase during a relevant measurement period, which is likely to occur when there is little or no inflation, holders of the notes will receive interest payments for that interest period at an interest rate equal to 1.46%, which is referred to as the Spread. If the CPI decreases during a relevant period, which is likely to occur when there is deflation, holders of the notes will receive interest payments for that period at an interest rate that is less than the Spread. In some cases, holders of the notes could receive only the minimum interest rate, which is 0.00%.

The CPI Itself and the way the BLS Calculates the CPI may Change in the Future.

There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, as discussed in greater detail below, a substitute index will be employed to calculate the interest payable on the notes.

The Interest Rate on the Notes may be Below the Rate Otherwise Payable on Similar Fixed or Floating Rate Debt Securities Issued by Us.

Because the long-term trend in CPI changes has been positive, the Initial Interest Rate may be below what we would currently expect to pay as of the date of this Pricing Supplement if we issued non-callable senior debt securities with a fixed or floating rate and similar maturity to that of the notes. Even though the long-term trend in CPI changes has been positive, at any future date, the interest rate on the notes may be below what we would expect to pay as of such date if we issued non-callable senior debt securities with a fixed or floating rate and similar maturity to that of the notes.

Changes in the CPI may not Correlate with Changes in Interest Rate Indices Applicable to Other Notes Issued by Us.

Changes in the CPI may bear little or no relationship to changes in interest rate indices (such as those described in the Prospectus Supplement) that may be applicable to other floating rate notes that we issue. As a result, at any time, your interest rate may be below the interest rates payable on other non-callable floating rate debt securities of similar maturity issued by us.

The Historical Levels of the CPI are not an Indication of the Future Levels of the CPI.

The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

ADDITIONAL TERMS OF THE NOTES

The notes described in this Pricing Supplement are issued as a tranche of debt securities under the indenture dated as of June 15, 2002, as amended (the “Indenture”), between us and JP Morgan Chase Bank, as trustee, which Indenture is more fully described in the Prospectus and Prospectus Supplement. The Indenture is, and any notes issued under the Indenture will be, governed by and construed in accordance with the laws of the State of New York.

Calculation of the Interest Rate

The interest rate for the notes being offered by this Pricing Supplement, for each Interest Reset Period during the term of the notes following the initial interest payment period, will be the sum of the Consumer Price Index Adjustment Rate plus the Spread. The Consumer Price Index Adjustment Rate for each Interest Reset Period will be determined as of the applicable Interest Rate Determination Date pursuant to the following formula:

[(CPIt – CPIt-12) / CPIt-12]; where

CPIt = Current Index Level of CPI (as defined below), as published on Bloomberg CPURNSA; and

CPIt-12 = Index Level of CPI for the month 12 months prior to CPIt.

The interest rate determined on an Interest Rate Determination Date will be the interest rate effective on the immediately following Interest Reset Date. In no case, however, will the interest rate for the notes be less than the Minimum Interest Rate. The Initial Interest Rate for the notes will be 4.00%.

CPIt for each Interest Reset Date is the CPI for the second calendar month prior to the applicable Interest Rate Determination Date as published and reported in the calendar month immediately prior to such Interest Rate Determination Date. For example, if notes were outstanding for the period from and including December 15, 2003 to but excluding January 15, 2004, CPIt would be the CPI for October 2003, which was 185.0, and CPIt-12 would be the CPI for October 2002, which was 181.3. The CPI for October 2003 was published by BLS and reported on Bloomberg CPURNSA in November 2003, and the CPI for October 2002 was published and reported in November 2002.

Consumer Price Index

The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the notes is the 1982-1984 average.

If the CPI is not reported on Bloomberg CPURNSA for a particular month by 3:00 PM on an Interest Rate Determination Date, but has otherwise been published by the BLS, the Calculation Agent will determine the CPI as published by the BLS for such month using such other source as on its face, and after consultation with us, appears to accurately set forth the CPI as published by the BLS.

In calculating CPIt and CPIt-12 the Calculation Agent will use the most recently available value of the CPI for any month, determined as described above on the applicable Interest Rate Determination Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Calculation Agent on any Interest Rate Determination Date to determine the interest rate on the notes (an “Initial CPI”) is subsequently revised by the BLS, the Calculation Agent will continue to use the Initial CPI, and the interest rate determined will not be revised. If the CPI is rebased to a different year or period, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or, if in the opinion of the BLS, as evidenced by a public release, and if concurred with by us, substantially altered, the applicable substitute index for the notes will be that chosen by the Secretary of the Treasury for the Department of Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997). If no such securities are outstanding, the substitute index for the notes will be determined by the Calculation Agent as directed by us in accordance with general market practice at the time, provided that the procedure for determining the resulting interest rate is administratively acceptable to the Calculation Agent.

The following table sets forth the CPI from January 1998 to September 2004, as reported by the Bureau of Labor Statistics of the U.S. Department of Labor.

Month	2004	2003	2002	2001	2000	1999	1998
January	185.2	181.7	177.1	175.1	168.8	164.3	161.6
February	186.2	183.1	177.8	175.8	169.8	164.5	161.9
March	187.4	184.2	178.8	176.2	171.2	165.0	162.2
April	188.0	183.8	179.8	176.9	171.3	166.2	162.5
May	189.1	183.5	179.8	177.7	171.5	166.2	162.8
June	189.7	183.7	179.9	178.0	172.4	166.2	163.0
July	189.4	183.9	180.1	177.5	172.8	166.7	163.2
August	189.5	184.6	180.7	177.5	172.8	167.1	163.4
September	189.9	185.2	181.0	178.3	173.7	167.9	163.6
October		185.0	181.3	177.7	174.0	168.2	164.0
November		184.5	181.3	177.4	174.1	168.3	164.0
December		184.3	180.9	176.7	174.0	168.3	163.9

As previously stated, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically.

Accrual and Payment of Interest

Interest payments on each $1000 principal amount of the notes will equal the amount of interest accrued from and including the immediately preceding Interest Reset Date, or in the case of the first interest period from and including the Issue Date to but excluding the next Interest Reset Date, subject to the 30/360 day count convention. Consequently, interest for the initial interest period will be credited for 41 days. Thereafter, each Interest Reset Period will be deemed to include 30 days for interest accrual purposes. Interest on the notes will be payable in arrears on each Interest Payment Date and at maturity. If a scheduled Interest Payment Date does not fall on a business day, the interest payment will be made on the next succeeding business day, and no additional interest on that payment will accrue from the scheduled Interest Payment Date to the next succeeding business day on which the interest payment is made.

UNITED STATES FEDERAL INCOME TAXATION

We intend to treat the notes as “variable rate debt instruments,” for federal income tax purposes. Assuming the notes are so treated, under the OID Regulations (as defined on page 27-28 of the Prospectus), all stated interest on the notes would constitute qualified stated interest. In particular, the amount of qualified stated interest that accrues with respect to a note during any accrual period would be determined under the rules applicable to fixed rate debt instruments by assuming that the qualified floating rate (i.e., the Interest Rate Basis plus the Spread) is a fixed rate equal to the value of the qualified floating rate (i.e., the Interest Rate Basis plus the Spread) as of the Issue Date. The qualified stated interest allocable to an accrual period would be increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

Alternatively, it is possible that the Internal Revenue Service (the “IRS”) could assert that the notes are subject to special rules governing “contingent payment debt instruments” (“CPDIs”). If the IRS were successful in this assertion, US Holders (as defined on page 27-28 of the Prospectus) would be required to accrue original issue discount income, subject to adjustments, at the “comparable yield” (which is the yield at which we would issue a fixed rate debt instrument with terms and conditions similar to the notes) of the notes and any gain recognized with respect to the notes generally would be treated as ordinary income. Prospective investors are urged to consult their tax advisors regarding the tax consequences to them of purchasing the notes, including the possibility that the notes could be treated as CPDIs.

In addition, prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the notes contained in the section called “United States Federal Taxation beginning on page 27 of the accompanying Prospectus.